Exhibit 16

EXECUTIVE OFFICERS AND DIRECTORS

OF

AXA AMERICA CORPORATE SOLUTIONS, INC.

The names of the Directors and the names and titles of the Executive Officers of AXA America Corporate Solutions, Inc. (“AACS”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address is that of AACS at 125 Broad Street, New York, New York 10004. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to AACS and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation

* Cedric de Linares (1)	Chairman of the Board

* Tom Taylor (2)	President and Chief Executive Officer

* Robert Wolf	Vice President and Treasurer

*	Director
(1)	Citizen of the Republic of France
(2)	Citizen of the United Kingdom